--------------------
                                UNITED STATES              OMB Number:  3235-
                    SECURITIES AND EXCHANGE COMMISSION     0145
                          WASHINGTON, D.C. 20549           Expires:  October 31,
                                                           1997
                                                           Estimated average
                                                           burden hours per
                                                           response....14.90
                                                           --------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*
                           Reading & Bates Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    755281706
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                               C. Kirk Rhein, Jr.
                       Whitman Heffernan Rhein & Co., Inc.
            767 Third Avenue, New York, New York 10017 (212) 888-5222
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 23, 1995
     ----------------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box . / /

Check the following box if a fee is being paid with the statement . / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.755281706                                            Page 2 of 4 Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            WHR Management Company, L.P., as General Partner of R&B Investment Partnership, L.P., R&B Investment Partnership II, L.P., and Whitman Heffernan & Rhein Workout Fund, L.P.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                           (b) X
    3       SEC USE ONLY

    4       SOURCE OF FUNDS*
            Not applicable.

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

    6       CITIZENSHIP OR PLACE OR ORGANIZATION
            Delaware

    NUMBER OF                 7      SOLE VOTING POWER
    SHARES                           2,773,774
    BENEFICIALLY
    OWNED BY                  8      SHARED VOTING POWER
    EACH                             N/A
    REPORTING
    PERSON                    9      SOLE DISPOSITIVE POWER
    WITH                             2,773,774

                             10      SHARED DISPOSITIVE POWER
                                     N/A

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,773,774

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* / /

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.5%

    14      TYPE OF REPORTING PERSON*
            PN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                  The Filer's statement on Schedule 13D is hereby amended in the following respects:

ITEM 4:           PURPOSE OF TRANSACTION
                  The Filer's response to Item 4 is amended to add the following paragraph at the end of such response:

                  "The Filer may in the future seek, in open market or privately negotiated transactions, to acquire additional shares of common stock of the Issuer or to dispose of all or a portion of the shares of common stock of the Issuer covered by this Statement. In making any decision whether to acquire or dispose of shares of common stock of the Issuer, the Filer will consider various factors, including, among other things, the Issuer's financial condition, business and prospects and the nature of other opportunities available to the Filer."

ITEM 5:           INTEREST IN SECURITIES OF THE ISSUER
                  The Filer's response to Item 5 is amended to read in full as follows:

                  "(a) and (b) On October 23, 1995, the Filer beneficially owned 2,773,774 shares of common stock of the Issuer (or 4.5% of the outstanding shares of the common stock of the Issuer).

                  (c) On October 23, 1995, Whitman Heffernan & Rhein Workout Fund, L.P. (the "Fund"), an investment limited partnership of which the Filer is the general partner, sold 1,000,000 shares of the common stock of the Issuer. Such sale was effected in an ordinary brokerage transaction on the New York Stock Exchange at a price of $12.375 per share. No person other than the Fund and the holders of interests therein has the right to receive the proceeds of such sale, and no person other than the Filer, in its capacity as the general partner of the Fund, has the right to direct the payment of such proceeds.

                  (d) On October 23, 1995 the Filer ceased to be the beneficial owner of more than 5% of the outstanding common stock of the Issuer."

SIGNATURE
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 30, 1995            WHR MANAGEMENT COMPANY, L.P.
                                   as General Partner of R&B Investment
                                   Partnership, L.P., R&B Investment Partnership
                                   II, L.P. and Whitman Heffernan & Rhein
                                   Workout Fund, L.P.



                                   /s/ James P. Heffernan
                                   ---------------------------------------------
                                   Name:  James P. Heffernan
                                   Title: General Partner